Exhibit 99.1

TD Bank Group and Aimia announce conditional agreement

•	Would enhance TD’s position as a leading North American credit card provider
•	Would add significant growth to attractive premium travel segment of TD’s card portfolio
•	Financially attractive opportunity that would fit within TD’s risk appetite
•	Conditional agreement - contractual right to match, to expire on August 9, 2013

TORONTO, June 27, 2013 - TD Bank Group (TD) (TSX and NYSE: TD) and Aimia (TSX: AIM) today announced that they have entered into a conditional program agreement under which TD would become the primary credit card issuer for Aeroplan, a loyalty program owned by Aimia, starting on January 1, 2014, subject to a contractual right to match the same terms by Aeroplan’s current primary credit card issuer. The right to match period expires on August 9, 2013.

Provided the 10-year agreement becomes effective, it would enhance TD’s position as a leading North American credit card provider and expand the attractive premium travel segment of TD’s card portfolio through a suite of co-branded Aeroplan credit cards. The new cards would combine Aeroplan’s leading loyalty platform with TD Canada Trust’s distribution network, while adding to TD’s strong line-up of existing credit cards, including travel cards, which meet a variety of customer needs and preferences.

TD expects that, as structured, the agreement would not have a material impact on 2014 earnings and would make a solid contribution to 2015 earnings. As part of the agreement, TD would make a $100 million upfront payment and commit to minimum annual miles purchases for the first three years. While TD currently expects to exceed its annual miles purchases commitment, in case of any shortfall below its commitment levels, TD would make a payment to compensate Aimia for the gross margin on the shortfall. The agreement contemplates a joint marketing spend by TD and Aimia of around $140 million in the first four years to support the new cards and program features.

If Aeroplan’s incumbent credit card issuer exercises its contractual right to match the same terms on or before August 9, 2013, TD is entitled to receive a break fee of $80 million to cover transaction expenses.

Under the agreement, TD would offer a new suite of cards beginning in 2014, as announced by Aimia in a news release today. The suite will include enhanced premium, premium and mid-market cards, along with a card for Canadian small business owners and a card for customers travelling frequently between Canada and the U.S.

About TD Bank Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (TD). TD is the sixth largest bank in North America by branches and serves approximately 22 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; Wealth and Insurance, including TD Wealth, TD Direct Investing, an investment in TD Ameritrade, and TD Insurance; U.S. Personal and Commercial Banking, including TD Bank, America's Most Convenient Bank, and TD Auto Finance U.S.; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with approximately 8 million active online and mobile customers. TD had CDN$826 billion in assets on April 30, 2013.The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

Caution Regarding Forward-Looking Statements

From time to time, TD makes written and/or oral forward-looking statements, including in this press release, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, and in other communications. In addition, representatives of TD may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the "safe harbour" provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding TD's objectives and priorities for 2013 and beyond and strategies to achieve them, and TD's anticipated financial performance. Forward-looking statements are typically identified by words such as "will", "should", "believe", "expect", "anticipate", "intend", "estimate", "plan", "may", and "could".

By their very nature, these statements require TD to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the financial, economic, political and regulatory environments, such risks and uncertainties - many of which are beyond TD's control and the effects of which can be difficult to predict - may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause such differences include: credit, market (including equity, commodity, foreign exchange, and interest rate), liquidity, operational (including technology), reputational, insurance, strategic, regulatory, legal, environmental, and other risks, all of which are discussed in the Management's Discussion and Analysis ("MD&A") in TD's 2012 Annual Report and in the Second Quarter 2013 Report to Shareholders.

With regard to TD's conditional agreement with Aimia pursuant to which TD would become Aeroplan’s primary credit card issuer, there can be no assurance that the conditional agreement will become effective, or if the conditional agreement becomes effective, there can be no assurance that TD will realize the anticipated benefits or results due to a variety of factors, including: a delay in the agreement becoming effective or in the launch of the cards; higher than anticipated costs to launch the cards; higher than expected payment under mile purchase commitment; lower than anticipated (i) interchange rates, account origination, card usage or card spend, (ii) appeal or market acceptance of Aeroplan’s program, and/or (iii) yields (finance charges/fees); industry competition; differences in the credit performance and risk characteristics of the Aeroplan program relative to TD’s expectations; and changes in network rules, regulatory or legal environment (including any litigation).

We caution that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect TD's results. For additional information, please see the "Risk Factors and Management" section of the 2012 MD&A.  TD's material general economic assumptions are set out in TD's 2012 Annual Report under the heading "Economic Summary and Outlook" and for each of the business segments under the heading "Business Outlook and Focus for 2013" and in TD's Second Quarter 2013 Report to Shareholders under the headings "Business Outlook."

All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to TD and we caution readers not to place undue reliance on TD's forward-looking statements.

Any forward-looking statements contained in this press release represent the views of management only as of the date hereof and are presented for the purpose of assisting TD's shareholders and analysts in understanding TD's objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. TD does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

For more information, please contact:

Investors:

Rudy Sankovic
Senior Vice President, Investor Relations
416-308-9030

Media:

Ali Duncan Martin
Manager, Media Relations
416-983-4412